UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on executive management of climate change

—

Rio de Janeiro, November 3, 2020 - Petróleo Brasileiro S.A. – Petrobras, reinforcing the growing importance of the transition to low carbon in the company, informs the creation of the Climate Change Executive Management, which will be responsible for leading actions related to carbon management, reduction of air emissions, energy efficiency and climate change. The new structure will be linked to Mr. Roberto Furian Ardenghy,  current Chief Institutional Relations Officer, which will be renamed Chief Institutional Relations and Sustainability Officer.

"The creation of the Climate Change Executive Management aims at improving our governance and increasing focus on the reduction of greenhouse gas emissions and carbon capture. We have adopted a policy of transparency in our commitments related to emissions and have opted for the use of technological innovation applied to our core business, combining shareholder value creation and benefits to society through actions to minimize Earth's warming", explains Roberto Castello Branco, the company’s CEO.

The new area will be responsible for proposing corporate positions, goals and commitments in carbon and for leading their implementation, through carbon mitigation plans and the promotion and incorporation of low emission technologies in the company's investment portfolio.

The executive management will be led by Viviana Coelho, current manager of Emissions, Energy Efficiency and Low Carbon Transition at Petrobras. Viviana is a chemical engineer from the Federal University of Paraná (UFPR), a biologist from PUC-PR, with a master's degree in environmental technology from Imperial College in London, an MBA in advanced administration from COPPEAD, a postgraduate degree in innovation from Unicamp and extensive executive training at institutions such as INSEAD, IMD, Cambridge University, London Business School and Columbia University. At Petrobras for 18 years, she also currently represents the company in the Executive Committee of the Oil and Gas Climate Initiative and in the IPIECA Climate Change group. She previously acted in several roles in the Downstream and in the Research Center (Cenpes) areas, among them, as general manager of gas, energy and sustainable development innovation. Before Petrobras, she acted as a consultant in projects for multinational companies of several segments in various countries.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer